Exhibit 9
PROMISSORY NOTE

$87,500	Winchester, Massachusetts as of November 21, 2008
FOR VALUE RECEIVED, JOHN D. DOHERTY of South Hamilton, Massachusetts, (“Borrower”) promises to pay to JOSEPH R. DOHERTY (“Lender”), OR ORDER, the principal sum of Eighty-Seven Thousand Five Hundred Dollars ($87,500) with interest thereon at the rate of one and sixty-two one-hundredths percent (1.62%) per annum on the unpaid balance, before or after maturity, by acceleration or otherwise. Said interest shall be paid quarterly, the first payment thereof being payable on December 31, 2008, and succeeding interest payments continuing quarterly thereafter on the last day of each quarter until November 21, 2011, when the balance then remaining shall be paid in full, together with any costs, expenses or attorneys’ fees incurred for the collection of this Note. Interest shall be payable monthly on any balance outstanding after November 21, 2011, at the short-term adjusted federal rate as in effect from month to month.
The outstanding balance of principal due hereunder may be prepaid in full or in part at any time without penalty or premium.
Upon thirty (30) days’ default after notice thereof in the payment of any installment of principal or interest under this Note, or upon default (including the elapse of any applicable grace or notice period) in the performance of or compliance with the covenants and conditions contained in the mortgage securing this Note, the entire principal sum and accrued interest shall at once become due and payable without further notice, at the option of the holder of this Note. Failure to exercise this option shall not constitute a waiver of the right to exercise the same in the event of any subsequent default.
The Borrower agrees to pay all charges of the holder hereof in connection with the collection and enforcement of this Note, including reasonable attorneys’ fees.
The Borrower and every endorser and guarantor waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and assents to any extension or postponement of the time of payment or any other indulgence under this Note or the addition or release of any other party primarily or secondarily liable hereunder.
Any notice required or permitted to be delivered hereunder shall be in writing and shall be deemed to be delivered on the earlier of (i) the date received, or (ii) the date of delivery, refusal,

or non-delivery indicated on the return receipt, if deposited in a United States Postal Service depository, postage prepaid, sent registered or certified mail, return receipt requested, addressed to the party to receive the same at the address of such party set forth at the beginning of this Note, or at such other address as may be designated in a notice delivered or mailed as hereinabove provided.
The failure of Lender at any time to exercise any option or right hereunder shall not constitute a waiver of the right to exercise such option or the right at any other time.
The indebtedness and liabilities of the Borrower under or in connection with this Note shall be secured by a lien on the assets set forth in that certain Pledge Agreement dated as of the date hereof.
This Note shall be governed by, construed and enforced in accordance with the laws of the Commonwealth of Massachusetts. If any provision of this Note is held to be invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Note shall remain in full force and effect. If the payment of any interest due hereunder would subject the holder to any penalty under applicable law, then the payments due hereunder shall be automatically reduced to what they would be at the highest rate authorized under applicable law.
Executed by the undersigned under seal as of the date first set forth above.

Nathaniel Pulsifer 11/21/08	/s/ John D. Doherty
Witness	John D. Doherty, Borrower
29 N. Main St. Ipswich, MA 01938